Exhibit (a)(1)(C)

DRAFT TRANSMITTAL TO ELIGIBLE HOLDERS RECEIVING PRINTED COPIES
OF OFFER TO AMEND AND ELECTION FORM

To:	[NAME]

From:	corp.409AQuestions@disney.com

Date:	April 9, 2007

Subject:	Immediate Action Required: Urgent Information Regarding Your Unexercised Stock Options

This document contains important information about your unexercised stock options and a program we have established that should eliminate extra tax liability with respect to your unexercised options.

We have scheduled question and answer sessions to discuss this program on Thursday, April 12, 2007, in the main theater at the following times (Pacific Time):

10:30-11:30 a.m.

1:00-2:00 p.m.

2:30-3:30 p.m.

If, after reviewing the information in this document and the materials referred to below you have questions about the program, please come to whichever of these sessions is convenient for you.

*              *              *

As you may know, the Audit Committee of our Board of Directors recently completed a review of the stock options granted to Pixar employees prior to the date of the acquisition of Pixar by Disney.  Based on that review, we have determined that an incorrect date was used to set the original exercise price of some stock options that you received and that the original exercise price, and therefore the exercise price as adjusted in the acquisition, would have been higher if the correct date had been used.  These options are therefore considered “discounted options.”

Discounted options that vested after December 31, 2004 are subject to adverse tax consequences under Section 409A of the Internal Revenue Code, including taxation when options vest (in addition to taxation when they are exercised) and a tax of 20% in addition to your normal rate, plus interest.  Corresponding provisions of some states’ tax laws, including California’s, also impose adverse tax consequences on discounted options, including taxation upon vesting, an additional 20% tax and interest.  We refer to these additional federal and state taxes collectively as “Section 409A taxes.”

Our records indicate that some of your stock options will be subject to Section 409A taxes. These options are listed in the election form referred to below.

To help you eliminate Section 409A taxes, Disney is offering to amend your discounted options to increase the exercise price to the price (as adjusted in connection with the Pixar acquisition) on the correct option grant date as determined by us.  Disney will then make a cash payment to you to compensate for the difference between the new exercise price and the original exercise price (as adjusted in connection with the Pixar acquisition).  Cash payments will be paid on or promptly following January 4, 2008, and will be subject to normal tax withholdings.  The remaining terms and conditions of your stock options will remain unchanged.

Changing the exercise price on your discounted options requires a “Tender Offer” to you from Disney.  The document containing the terms and conditions of the Tender Offer is the “Offer to Amend the Exercise Price of Certain Options.” A copy of the Offer to Amend the Exercise Price of Certain Options is attached to this document. The Tender Offer is governed by strict rules imposed by the Securities and Exchange Commission, and we must comply with those rules.  As a result, the Offer to Amend the Exercise Price of Certain Options is long; however, we encourage you to familiarize yourself with its entire contents as it contains helpful information that you should consider in deciding whether to participate in the offer.

Participation in the offer is completely voluntary.  However, if you do not participate in the offer, you will be responsible for the Section 409A taxes on your discounted options and we will not reimburse you.  You will also not be entitled to the cash payment.  Action is required to participate.

It is extremely important that you carefully review the Offer to Amend the Exercise Price of Certain Options as it contains the information that you need in order to decide whether or not to participate in this offer.

DOCUMENTS AND MATERIALS

(1)           Offer to Amend the Exercise Price of Certain Options

(2)           Election Form

After reviewing the Offer to Amend the Exercise Price of Certain Options, if you wish to participate in the offer, you will need to complete and sign the election form and submit it to Disney by fax to Yvonne Brazil at (510) 922-3540.

Election forms must be received by Disney no later than 5:00 p.m., Pacific Time, on Friday, May 4, 2007, unless extended by us.

We strongly recommend that you consult with your financial, legal and/or tax advisors regarding the federal, state and local tax consequences to you of participating or not participating in the offer.

If you have any questions, please e-mail corp.409AQuestions@disney.com and include your telephone number, and we will call you.  You may also call Yvonne Brazil at (510) 922-3742.

KEY DATES TO REMEMBER

The commencement date of the offer is Monday, April 9, 2007.

Question and answer sessions will be held on Thursday, April 12, 2007, at 10:30-11:30 a.m., 1:00-2:00 p.m., and 2:30-3:30 p.m., Pacific Time, in the main theater.

The offer expires at 5:00 p.m. Pacific Time on Friday, May 4, 2007 (unless we extend it).

The eligible options for which you have elected to accept this offer will be amended on the amendment date and time (following the expiration of the offer), which is expected to be Friday, May 4, 2007 (unless we extend the offer).

The cash payment will be made on or promptly following January 4, 2008.